UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On June 27, 2025, Ascentage Pharma Group International issued an announcement entitled, “Further Grant of Awards Under The 2021 RSU Scheme and The 2022 RSU Scheme”. A copy of the announcement is furnished as Exhibit 99.1 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Announcement dated June 27, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: June 27, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

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